EXHIBIT 99.1

17 Altalef St. PO Box 70, Yehud Industrial Zone 56100, Israel

FOR IMMEDIATE RELEASE

Magal Security Systems to Release Second Quarter 2018 Results on
Wednesday, August 15, 2018

YEHUD, ISRAEL, July 31, 2018 – Magal Security Systems (NASDAQ GMS: MAGS) today announced that it intends to publish its second quarter 2018 results on Wednesday, August 15, 2018.

The Company will hold an investors’ conference call on the same day, at 9:30am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 744 5399
Israel Dial-in Number: 03 918 0692
UK Dial-in Number: 0 800 404 8418
International Dial-in Number:  +972 3 918 0692
at:

9:30am Eastern Time; 6:30am Pacific Time; 2:30pm UK Time; 4:30pm Israel Time

A replay link of the call will be available from the day after the call on www.magalsecurity.com.

About Magal Security Systems Ltd.

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony - our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

For more information:

Magal Security Systems Ltd. Diane Hill, Secretary to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	GK Investor Relations Gavriel Frohwein / Ehud Helft Tel: (US) +1 646 688 3559 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com